UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10) *

U.S.B. Holding Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

902910108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth J. Torsoe
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ___________ (b) ___________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	2,226,396 shares (inclusive of 74,745 shares issuable upon the exercise of vested stock options) (see Item 4)
	6	Shared Voting Power	None
	7	Sole Dispositive Power	2,226,396 shares (inclusive of 74,745 shares issuable upon the exercise of vested stock options) (see Item 4)
	8	Shared Dispositive Power	None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,226,396 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 10.2% (see Item 4)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

U.S.B. Holding Co., Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Dutch Hill Road, Orangeburg, NY 10962

Item 2.

(a)	Name of Person Filing

Kenneth J. Torsoe

(b)	Address of Principal Business Office or, if none, Residence

1 First Street, Building 24A, Nanuet, NY 10954

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

902910108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:

2,226,396 shares of Common Stock. This amount includes: (i) 2,151,651 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options (exercisable within 60 days) to purchase 74,745 shares of Common Stock held by Mr. Torsoe.

(b)	Percent of Class:

10.2%. This percentage is based upon 21,713,805 shares of Common Stock issued and outstanding as of December 31, 2005, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

(c)	Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:     2,226,396 shares of Common Stock. This amount includes: (i) 2,151,651 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options (exercisable within 60 days) to purchase 74,745 shares of Common Stock held by Mr. Torsoe.

(ii)	shared power to vote or direct the vote:	None.

(iii)         sole power to dispose or to direct the disposition of:     2,226,396 shares of Common Stock. This amount includes: (i) 2,151,651 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options (exercisable within 60 days) to purchase 74,745 shares of Common Stock held by Mr. Torsoe.

(iv)	shared power to dispose or to direct the disposition of: None.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2006

/s/ Kenneth J. Torsoe
Kenneth J. Torsoe